UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

By this private instrument, the managers of the companies qualified below:

1.       BANCO SANTANDER (BRASIL) S.A., a publicly held corporation with authorized capital, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 Bl. A, Vila Olímpia, enrolled with the CNPJ/ME under No. 90.400.888/0001-42, herein represented according to its Bylaws (”Merging Company” or “Banco Santander”); and

2.       BANCO OLÉ CONSIGNADO S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, No. 974, 8th floor, District of Santo Agostinho, enrolled with the CNPJ/ME under No. 71.371.686/0001-85, herein represented according to its Bylaws (”Merged Company” or “Banco Olé”).

(Banco Santander and Banco Olé are hereinafter referred to jointly as “Parties” and individually as “Party”).

WHEREAS:

I.       Banco Olé is the result of a joint venture between Banco Bonsucesso (currently Banco BS2 S.A.) and Banco Santander, being one of the main players in the market of credit products and solutions;

II.       Banco Santander and Bosan Participações S.A., a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, 974, 8th floor, part, District of Santo Agostinho, enrolled with CNPJ/ME under No. 32.091.564/0001-73, herein represented according to its bylaws (“Bosan”), a wholly owned subsidiary of Banco Santander which only asset consists of the investment that represents 40% (forty percent) of the common shares, registered, with no par value issued by Banco Olé, intend to proceed with the merger of Bosan by Banco Santander;

III.       Subsequently to the merger of Bosan by Banco Santander, the Parties, for the reasons described below, intend to carry out the merger of Banco Olé by Banco Santander, under the terms of the current legislation (“Merger”); and

IV.       The Merger shall be carried out without the increase of the capital stock of Banco Santander, which means, without diluting its current shareholders, so that the obligations set forth in Chapter III of CVM Instruction No. 565/2015, as amended (“ICVM 565”), are not applicable.

NOW, THEREFORE, the Parties decide to enter into this instrument (“Protocol and Justification”), in accordance with Article 223 and following of Law No. 6,404/1976, as amended, with the purpose of the Merger, provided that this Protocol and Justification shall be submitted to the approval of the respective shareholders of the Parties, through an Extraordinary General Meeting, under the following terms and conditions:

1.       CHARACTERISTICS OF THE COMPANIES INVOLVED

1.1.       Banco Santander is a publicly held corporation with authorized capital, with capital stock in the amount of BRL 57,000,000,000.00 (fifty seven billion Brazilian reais), divided into 7,498,531,051 (seven billion, four hundred and ninety eight million, five hundred and thirty one thousand and fifty one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety five thousand and thirty one) are common shares and 3,679,836,020 (three billion, six hundred and seventy nine million, eight hundred and thirty six thousand and twenty) are preferred shares, registered and with no par value.

[Free English Translation]

1.2.       Banco Olé is a privately held corporation, with capital stock in the amount of BRL 724,000,000.00 (seven hundred and twenty four million Brazilian reais), divided into 435,599,100 (four hundred and thirty five million, five hundred and ninety nine thousand and one hundred) common shares, registered and with no par value, of which 60% (sixty percent) is held by Banco Santander and 40% (forty percent) is held by Bosan.

2.       PURPOSE AND JUSTIFICATION OF THE MERGER

2.1.       The purpose of this Protocol and Justification is the proposal for the merger of Banco Olé by Banco Santander, under the terms of the current legislation.

2.2.       It is understood that the Merger is beneficial to the Parties and, consequently, their shareholders, since the unification of their activities and management shall result in administrative, economic and financial benefits to the Parties' operations and business, including: (i) rationalization and simplification of its corporate structure and, consequently, consolidation and reduction of combined operational expenses and outgoings; (ii) the unification of the credit activities currently carried out by Banco Santander and Banco Olé into a single company; and (iii) better management of the Parties' operations, assets and cash flows, due to the union of business resources and assets involved in the operation of the Parties.

2.3.       After the Merger, Banco Santander shall continue to perform the activities currently performed by Banco Olé, which is, active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the capital stock of other companies in accordance with the legal and regulatory provisions in force.

2.3.1. The Merger is being carried out in order to enable the assimilation by Banco Santander of all operational expertise, as well technical and operational training of Banco Olé in the credit activities. In this sense, the contracts of Banco Santander and Banco Olé shall be unified into a single code and all processes shall be implemented together with the agreements and the payroll discount processors (portals), in order to cause the least possible impact and without the occurrence of any damage to the parties involved or solution of continuity, especially Banco Olé’s customers.

3.       CONDITIONS OF THE MERGER; NO INCREASE IN THE NET WORTH AND OF RIGHT TO WITHDRAWAL

3.1.       Date for the Merger. The Merger shall be resolved by the Parties at Extraordinary General Meetings to be called in due time and to be held on August 31, 2020.

3.2.       Appraisal of the Net Worth of Banco Olé. For the purposes of the Merger, the net worth of Banco Olé was appraised at its book value, according to the balance sheet drawn up on June 30, 2020 (“Base Date”), determined in an appraisal report dated as of July 28, 2020 (“Appraisal Report”), prepared in accordance with the fundamental accounting principles, on a consistent basis, containing all the necessary and sufficient accounting elements for the Merger, allowing the identification of the rights and obligations to be transferred to the equity of Banco Santander, and which constitute Exhibits I and II of this Protocol and Justification.

3.3.       Hiring of a Specialized Company. The managements of the Parties hired PricewaterhouseCoopers Auditores Independentes, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th floors and from 13th floor to 17th floor, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 ("Specialized Company"), which declared that (i) there is no conflict or shared interest, current or potential, with the shareholders of the Parties or with the Merger; and (ii) the shareholders or managers of the Parties have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of the respective conclusions.

[Free English Translation]

3.3.1. The hiring of the Specialized Company shall be subject to ratification by the shareholders of Banco Santander, at the respective Extraordinary General Meeting that decide on this Protocol and Justification, pursuant to article 227 of Law No. 6,404/76.

3.4.       Net Assets Value of Banco Olé. As determined in the Appraisal Report, the net assets of Banco Olé to be merged by Banco Santander, based on the value of its net worth on the Base Date, correspond to BRL 1,751,093,745.37 (one billion, seven hundred and fifty one million, ninety three thousand and seven hundred and forty five Reais and thirty seven centavos).

3.5.       No Increase in Banco Santander Capital and Net Worth. The Merger shall not result in an increase in the net worth of Banco Santander, once 100% (one hundred percent) of the shares issued by the Merged Company are, directly and/or indirectly, owned by Banco Santander, and Banco Santander already has the records of the Merged Company in its consolidated financial statements. In addition, in replacement of the shares that are currently recorded in the consolidated financial statements of Banco Santander, the assets of the Merged Company, after the Merger, shall be directly recorded as assets of Banco Santander. Thus, as a consequence of the intended Merger, it shall be operated in the accounting of Banco Santander the replacement of the assets of the Merged Company represented by its investment account referring to the equity interest in the Merged Company's capital stock by the assets and liabilities included in the balance sheet of the Merged Company, without any change in the capital account.

3.5.1. The totality of the shares representing the capital stock of the Merged Company, which are owned by Banco Santander, shall be extinguished, pursuant to Article 226, paragraph 1st, of Law 6,404/76, therefore it is not possible to consider any exchange relation.

3.5.2. As a result of the provision set forth in item 3.5 above, the capital stock of Banco Santander shall not be changed, with no new shares being issued.

3.5.3. The corporate purpose of Banco Santander shall also not be changed, once the activities performed by the Merged Company are already carried out by Banco Santander and are included in its corporate purpose.

3.5.4. In view of the above, there will be no need for any amendment to the bylaws of Banco Santander as a result of the Merger.

3.6.       Equity Variations. Equity variations appraised in the Merged Company between the Base Date and the date on which the Merger is carried out shall be appropriated by Banco Santander, in compliance with the provisions of article 5th of Circular No. 3,017, of December 6, 2000, of the Brazilian Central Bank.

3.7.       Goodwill. The goodwill recorded by Banco Santander as a result of the acquisition of the shares issued by the Merged Company will, after the Merger, be used for tax purposes by Banco Santander, in accordance with the terms, limits and conditions established in the applicable law. The tax effect to be generated by the amortization of the goodwill, as a result of the Merger, will benefit all shareholders of Banco Santander, without the issuance of new shares.

3.8.       No Right to Withdrawal. Considering that Banco Santander is the sole shareholder, whether directly and/or indirectly, of the Merged Company, the provisions relating to the right to withdrawal are not applicable to the Merger, pursuant to Article 137 of Law 6,404/76.

3.9.       No Relationship of Share Replacement and Appraisal of Net Worth at Market Prices. Pursuant to CVM Deliberation No. 559/08, item I, subitem “b”, of CVM/SEP Circular Letter No. 2/2020 and CVM Process No. 19957.011351/20171-21, the appraisal referred to in article 264 of Law 6,404/76 shall be waived, as it would only result in costs for Banco Santander, without any practical application, considering (i) that, other than the Banco Santander itself, whether directly and/or indirectly, there are no shareholders in the capital stock of the Merged Company; therefore the exercise of the right to withdrawal is impaired, as per item 3.8 above; and (ii) the non-occurrence of a capital increase of Banco Santander, and the absence of share replacement (exchange relation), according to items 3.5.1 and 3.5.2 above.

[Free English Translation]

4.       CORPORATE AND REGULATORY APPROVALS

4.1.       The completion of the Merger shall depend on the performance of the following acts:

(i)       Extraordinary General Meeting of Banco Olé to, in this order, (a) approve this Protocol and Justification; (b) approve the Merger; and (c) authorize the practice, by the managers of Banco Olé, of all necessary and/or convenient acts for the implementation of the Merger; and

(ii)       Extraordinary General Meeting of Banco Santander to, in this order, (a) ratify the hiring of the Specialized Company; (b) approve the Appraisal Report; (c) approve the Private Instrument of Protocol and Justification of Merger of Bosan; (d) approve the merger of Bosan, with the consequent extinction of Bosan; (e) approve this Protocol and Justification; (f) approve the Merger, with the consequent extinction of the Merged Company; and (g) authorize the practice, by the managers of Banco Santander, of all necessary and/or convenient acts for the implementation of the Merger.

4.2.       Without prejudice to the acts indicated in item 4.1 above, the completion of the Merger shall be subject to homologation by the Brazilian Central Bank, pursuant to Resolution No. 4,122, of August 2, 2012.

5.       MISCELLANEOUS

5.1.       Irrevocability and Succession. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the Parties and their successors of any title.

5.2.       Extinction of the Merged Company. The completion of the Merger shall lead to the extinction of the Merged Company, which shall be succeeded by Banco Santander in all its goods, rights, assets, obligations and responsibilities, under the terms of the applicable provisions of Law 6,404/76.

5.3.       All the furniture, inventories and equipment, existing in the establishments of the Merged Company or registered in its name, shall become property of Banco Santander as a result of the Merger.

5.3.1. As a result of the Merger, Banco Santander shall hold Banco Olé’s equity interest in the following companies: (i) Santander Tecnologia e Inovação Ltda., new corporate name of Olé Tecnologia Ltda. (CNPJ/ME No. 02.233.469/0001-04); and (ii) SANB Promotora de Vendas e Cobrança Ltda., new corporate name of Crediperto Promotora de Vendas e Cobrança Ltda. (CNPJ/ME No. 02.254.093/0001-06).

5.4.       The managers of Banco Santander shall be responsible for performing all acts necessary for the implementation of the Merger, including promoting the filing and publication of all acts related to the Merger, pursuant to article 227, paragraph 3rd, of Law 6,404/76, and also to write off, register and amend the enrollments of the Merged Company with the competent federal, state and municipal offices, as well as the maintenance of its accounting books for the legal term.

5.5. This Protocol and Justification may only be changed by means of a written instrument signed by the Parties.

[Free English Translation]

5.6. All documents mentioned in this Protocol and Justification, from this date, shall be available to the shareholders of Banco Santander at its headquarters, its Investor Relations website (santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and B3 S.A. - Brasil, Bolsa, Balcão.

5.7. The Parties hereby elect the court of the District of São Paulo, State of São Paulo, to resolve all issues arising from this Protocol and Justification, waiving any other, even if it is or may be more privileged.

And so, the Parties have deemed and agreed to execute this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.” in 3 (three) counterparts of equal content and form, for a single effect, in the presence of the 2 (two) undersigned witnesses.

São Paulo, July 29th, 2020.

BANCO SANTANDER (BRASIL) S.A.

________________________________ By: Title:	________________________________ By: Title:

BANCO OLÉ CONSIGNADO S.A.

________________________________ By: Title:	________________________________ By: Title:

Witnesses:

________________________________ Name: ID: CPF:	________________________________ Name: ID: CPF:

[Free English Translation]

EXHIBIT I

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Balance Sheet of Banco Olé Consignado S.A.

Base Date: June 30, 2020.

Assets

Financial availabilities	4,811,352
Interbank Investments	3,999,537
Bonds and Securities	32,364,670
Credit Operations	14,980,281,917
Other Credits	325,882,665
Tax Credit	154,376,503
Other Receivables and Assets	163,615,273

Total of Current Assets	15,665,331,918

Investments	19,334,749
Property and Equipment in Use	5,207,242
Intangible Assets	36,935,809

Total of Non-Current Assets	61,477,800

Total Assets	15,726,809,718

Liabilities

Deposits	13,517,155,308
Other Obligations	21,580,691
Tax and Social Security	225,632,837
Other Administrative Expenditure	43,679,136
Provisions for contingencies	60,377,662
Creditors – Country	107,290,338

Total Liabilities	13,975,715,972

Share Capital	724,000,000
Capital Reserves	250,000,000
Profit Reserves	777,096,131

Net Equity	1,751,093,745

Total Liabilities	15,726,809,718

[Free English Translation]

EXHIBIT II

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF MERGER OF BANCO OLÉ CONSIGNADO S.A. BY BANCO SANTANDER (BRASIL) S.A.

Entered into on July 29th, 2020.

Appraisal Report of Banco Olé Consignado S.A.

Base Date: June 30, 2020.

[Free English Translation]
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer